Exhibit (a)(5)(v)

Media Contacts:	Investor Contact:

Michelle Hellyar	Patrick Donoghue
CCC Information Services Inc.	CCC Information Services Inc.
312-229-2830	312-229-2984

CCC Information Services Group Inc. Further Extends Expiration Date in the Repurchase of $210 Million of its Common Stock Through a Self-Tender Offer

CHICAGO, August 23, 2004 – CCC Information Services Group Inc. (Nasdaq: CCCG) reported that its self-tender offer to repurchase up to $210 million of its common stock at a price of $18.75 per share, which commenced on July 27, 2004 and was previously announced to expire on August 27, 2004, will instead expire at 5:00 p.m., New York City time on August 30, 2004, unless further extended by the company. As a result of the previous extension announcement being made so late in the day on Friday afternoon, the Company is making a further one-day extension of the offer to provide shareholders, option holders and plan participants additional time to participate in the offer.

As of August 20, 2004, 13,231,378 shares had been tendered into the offer.

The offer to purchase and related documents have been mailed to stockholders of record and are available for distribution to beneficial owners of CCC’s shares. For questions or information, please call Georgeson Shareholder Communications, Inc., the information agent for the self-tender offer, toll free at (800) 255-4719.

This press release is intended for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of any class of CCC’s common stock. The solicitation of offers to buy shares of CCC common stock is only made pursuant to the offer to purchase and related materials that CCC has sent to its stockholders. Stockholders should read those materials carefully because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders can obtain the offer to purchase and related materials for free at the SEC’s website at www.sec.gov or from our information agent, Georgeson Shareholder Communications, Inc., by calling (800) 255-4719.

Once the tender offer is complete, the company will update its financial guidance to reflect the effects of the transaction.

About CCC

CCC Information Services Group Inc. (NASDAQ: CCCG), headquartered in Chicago, is a leading supplier of advanced software, communications systems, Internet and wireless-enabled technology solutions to the automotive claims and collision repair industries. Its technology-based products and services optimize efficiency throughout the entire claims management supply chain and facilitate communication among approximately 21,000 collision repair facilities, 350 insurance companies, and a range of industry participants. For more information about CCC Information Services, visit CCC’s Web site at www.cccis.com.

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